UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number:  001-36231

Scorpio Bulkers Inc.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the notice, proxy statement and proxy card of Scorpio Bulkers Inc. (the "Company") for the Company's 2018 Annual Meeting of Shareholders scheduled to be held on May 30, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO BULKERS INC. (registrant)
Dated: April 13, 2018
	By:	/s/ Hugh Baker Hugh Baker Chief Financial Officer

Exhibit 1

April 12, 2018

TO THE SHAREHOLDERS OF SCORPIO BULKERS INC.

Enclosed is a notice of the 2018 annual meeting (the "Meeting") of the holders of common shares (the "Shareholders") of Scorpio Bulkers Inc. (the "Company"), which will be held at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9, Boulevard Charles III, Monaco MC 98000 on May 30, 2018 at 11:00 a.m., the Company's proxy statement and certain other related materials. These materials together with the Company's annual report on Form 20-F that contains the Company's audited financial statements for the fiscal year ended December 31, 2017 (the "Annual Report") may be found at http://www.edocumentview.com/SALT. Any Shareholder may receive a hard copy of these materials free of charge upon written request to the Company.

At the Meeting, Shareholders will consider and vote upon the following proposals:

1.	To elect two Class B Directors to serve until the 2021 annual meeting of Shareholders ("Proposal One");

2.	To approve the appointment of PricewaterhouseCoopers Audit as the Company's independent auditors for the fiscal year ending December 31, 2018 ("Proposal Two");

3.
To approve an amendment to the Company's Amended and Restated Articles of Incorporation to increase the aggregate number of shares of capital stock that the Company is authorized to issue to Two Hundred and Sixty-Two Million Five Hundred Thousand (262,500,000), consisting of Two Hundred and Twelve Million Five Hundred Thousand (212,500,000) common shares, par value US$0.01 per share, and Fifty Million (50,000,000) preferred shares, par value US$0.01 per share ("Proposal Three"); and

4.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

Provided that a quorum is present, the following is required to adopt the proposals: (1) adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the holders of shares entitled to vote in the election; (2) adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares represented at the Meeting; and (3) adoption of Proposal Three requires the affirmative vote of a majority of the outstanding shares entitled to vote thereon. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote at the Meeting. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.

You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE BY ELECTRONIC MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON APRIL 2, 2018.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

Very truly yours,
/s/ Emanuele Lauro
Emanuele Lauro
Chairman and Chief Executive Officer

Monaco Le Millenium, 9, Boulevard Charles III, Monaco MC 98000 Tel: +377 9798 5715	New York 150 East 58th Street - New York, NY 10155, USA Tel: +1 646 432 1675
e-mail & website: info@scorpiobulkers.com
www.scorpiobulkers.com

SCORPIO BULKERS INC.
 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

 April 12, 2018

NOTICE IS HEREBY given that the 2018 annual meeting (the "Meeting") of the holders of common shares (the "Shareholders") of Scorpio Bulkers Inc. (the "Company") will be held on May 30, 2018 at 11:00 a.m., at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9, Boulevard Charles III, Monaco MC 98000 for the following purposes, of which proposals 1, 2 and 3 are more completely set forth in the accompanying proxy statement:

1.	To elect two Class B Directors to serve until the 2021 annual meeting of Shareholders;

2.	To approve the appointment of PricewaterhouseCoopers Audit as the Company's independent auditors for the fiscal year ending December 31, 2018;

3.
To approve an amendment to the Company's Amended and Restated Articles of Incorporation to increase the aggregate number of shares of capital stock that the Company is authorized to issue to Two Hundred and Sixty-Two Million Five Hundred Thousand (262,500,000), consisting of Two Hundred and Twelve Million Five Hundred Thousand (212,500,000) common shares, par value US$0.01 per share, and Fifty Million (50,000,000) preferred shares, par value US$0.01 per share; and

4.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

The board of directors has fixed the close of business on April 2, 2018 as the record date for the determination of the Shareholders entitled to receive this notice of Meeting and to vote at the Meeting or any adjournment thereof.

Shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote at the Meeting, who attend the Meeting in person or by proxy, shall be a quorum for the purposes of the Meeting. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE BY ELECTRONIC MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON APRIL 2, 2018.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

This notice of Meeting, the proxy statement and certain other related materials, such as the Company's annual report on Form 20-F that contains the Company's audited financial statements for the fiscal year ended December 31, 2017 (the "Annual Report"), may be found at http://www.edocumentview.com/SALT. Any Shareholder may receive a hard copy of these materials free of charge upon written request to the Company.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Anoushka Kachelo
Anoushka Kachelo
Secretary

April 12, 2018
Monaco

SCORPIO BULKERS INC.
 LE MILLENIUM, 9, BOULEVARD CHARLES III, MONACO MC 98000
____________________________

PROXY STATEMENT FOR ANNUAL
MEETING OF SHAREHOLDERS TO BE
 HELD ON MAY 30, 2018
____________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of the board of directors (the "Board") of Scorpio Bulkers Inc., a Marshall Islands corporation (the "Company"), for use at the 2018 annual meeting (the "Meeting") of holders of common shares of the Company (the "Shareholders") to be held at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9, Boulevard Charles III, Monaco MC 98000 on May 30, 2018 at 11:00 a.m., or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying notice of Meeting. This proxy statement and the accompanying form of proxy are expected to be mailed to the Shareholders entitled to vote at the Meeting on or about April 12, 2018. These materials together with the Company's annual report on Form 20-F that contains the Company's audited financial statements for the fiscal year ended December 31, 2017 (the "Annual Report") may be found at http://www.edocumentview.com/SALT. Any Shareholder may receive a hard copy of these materials free of charge upon written request to the Company.

Voting Rights and Outstanding Shares

On April 2, 2018 (the "Record Date"), the Company had issued and outstanding 75,971,175 common shares, par value $0.01 per share (the "Common Shares"). Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more Shareholders of record (in person or by proxy) holding at least one-third of the shares issued and outstanding and entitled to vote at the Meeting shall constitute a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned signed without instructions will be voted FOR the proposals set forth on the notice of Meeting.

The Common Shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "SALT."

Revocability of Proxies

A Shareholder may revoke its proxy at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's principal executive office, Le Millenium, 9, Boulevard Charles III, Monaco MC 98000, a written notice of revocation by a duly executed proxy bearing a later date (not later than the Meeting date), or by attending the Meeting and voting in person.

PROPOSAL ONE

 ELECTION OF DIRECTORS

The Company currently has seven directors divided into three classes. As provided in the Company's Amended and Restated Articles of Incorporation, each director is elected to serve for a three- year term and until such director's successor is elected and has qualified. The terms of the Company's Class B Directors expire at the Meeting. Accordingly, the Board has nominated Mr. Robert Bugbee and Mr. E. Michael Steimler, current Class B Directors, for re-election as Class B Directors whose term would expire at the Company's 2021 Annual Meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following two nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees for Election to the Company's Board

Information concerning the nominees for directors of the Company is set forth below:

Name	Age	Position
Robert Bugbee	57	Class B Director
E. Michael Steimler	70	Class B Director

Robert Bugbee Director

Robert Bugbee, the Company's co-founder, has served as our Class B Director since April 9, 2013 and as our President since July 1, 2013. Mr. Bugbee has more than 30 years of experience in the shipping industry. Mr. Bugbee has also served as President and Director of Scorpio Tankers Inc. since its initial public offering in April 2010. He joined Scorpio Group in March 2009 and has continued to serve there in a senior management position. Prior to joining Scorpio Group, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industry. From 1995 to 2007, Mr. Bugbee was employed at OMI Corporation, or OMI, a NYSE-listed tanker company sold in 2007. While at OMI, Mr. Bugbee served as President from January 2002 until the sale of the company, and before that served as Executive Vice President since January 2001, Chief Operating Officer since March 2000 and Senior Vice President since August 1995. Mr. Bugbee joined OMI in February 1995. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time he took a two year sabbatical from 1987 for the M.I.B. Program at the Norwegian School for Economics and Business Administration in Bergen. He has a B.A. (Honors) from London University.

E. Michael Steimler, Director

Einar Michael Steimler has served as our Class B Director since the closing of our initial public offering in December 2013 and is our lead independent director. Mr. Steimler has also served as a director of DHT Holdings Inc. (NYSE: DHT), where he is also a member of the Nominating and Corporate Governance Committee, and the Chairman of the Compensation Committee. Mr. Steimler has over 45 years of experience in the shipping industry. In 2000, he was instrumental in the formation of Tanker (UK) Agencies, the commercial agent to Tankers International. He served as its Chief Executive Officer until the end of 2007, and subsequently as its Chairman until 2011. From 1998 to 2010, Mr. Steimler served as a Director of Euronav NV (EURN: EN Brussels). He has been involved in both sale and purchase and chartering brokerage in the tanker, gas and chemical sectors and was a founder of Stemoco, a Norwegian ship brokerage firm. He graduated from the Norwegian School of Business Management in 1973 with a degree in Economics.

Required Vote. Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the holders of shares entitled to vote in the election.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, SIGNED PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
 INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of PricewaterhouseCoopers Audit as the Company's independent auditors for the fiscal year ending December 31, 2018.

PricewaterhouseCoopers Audit has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years.

All services rendered by the independent auditors are subject to review by the Audit Committee of the Board.

Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares represented at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS AUDIT AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2018. UNLESS REVOKED AS PROVIDED ABOVE, SIGNED PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

APPROVAL OF AN AMENDMENT TO THE COMPANY'S
AMENDED AND RESTATED ARTICLES OF INCORPORATION TO INCREASE THE
COMPANY'S AUTHORIZED SHARE CAPITAL

The Board has approved and is hereby soliciting shareholder approval of an amendment to the Company's Amended and Restated Articles of Incorporation to increase the aggregate number of shares of capital stock that the Company is authorized to issue to Two Hundred and Sixty-Two Million Five Hundred Thousand (262,500,000), consisting of Two Hundred and Twelve Million Five Hundred Thousand (212,500,000) common shares, par value US$0.01 per share, and Fifty Million (50,000,000) preferred shares, par value US$0.01 per share (the "Amendment").

Following the issuance and sale of the Company's common shares through an underwritten public offering in June 2016, the Board believes that it is in the best interest of the Company and its shareholders to increase its authorized share capital to allow the Company to pursue future business opportunities in a timely manner. The Company currently has authorized One Hundred and Sixty-Two Million Five Hundred Thousand (162,500,000) registered shares, of which One Hundred and Twelve Million Five Hundred Thousand (112,500,000) are designated common shares with a par value of One United States Cent (US$0.01) per share, and Fifty Million (50,000,000) are designated preferred shares with a par value of One United States Cent (US$0.01) per share. As of the Record Date, the Company had issued and outstanding 75,971,175 common shares and 0 preferred shares. The Company is not proposing any change in the number of shares of its authorized preferred shares.

While the Company has no specific plans to issue additional common shares, the Board believes it is in the best interests of the Company and its shareholders to have available sufficient shares for issuance at the discretion of the Board to fund future acquisitions, working capital and general corporate purposes. If the authorized share capital is increased, no further shareholder vote will be required to authorize such issuance.

If implemented, the Amendment will become effective as of the beginning of the business day after the filing of the Amendment with the Registrar of Corporations of the Republic of the Marshall Islands.

Required Vote. Adoption of Proposal Three requires the affirmative vote of a majority of the outstanding shares entitled to vote thereon.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE INCREASE IN THE COMPANY'S AUTHORIZED SHARE CAPITAL. UNLESS REVOKED AS PROVIDED ABOVE, SIGNED PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact. The Board has retained Okapi Partners LLC ("Okapi Partners") as proxy solicitor in connection with the Meeting. If you have any questions or need assistance in voting your proxy, please contact Okapi Partners at the phone number or email address listed below:

Okapi Partners LLC
1212 Avenue of the Americas, 24th Floor
New York, NY 10036
(212) 297-0720
Toll Free: (855) 208-8901
info@okapipartners.com

ELECTRONIC DELIVERY

Shareholders can access documents related to the Meeting, including the Company's latest Annual Report, at: http://www.edocumentview.com/SALT.

For Shareholders who hold their shares through a bank or brokerage account, instead of receiving future copies of these documents by mail, Shareholders can elect to receive an e-mail that will provide electronic links to the proxy materials. Opting to receive your proxy materials online will save the Company the cost of producing and mailing documents to your home or business, and will also give you an electronic link to the proxy voting site.

EFFECT OF ABSTENTIONS

An "abstention" occurs when a Shareholder sends in a proxy with explicit instructions to decline to vote regarding a particular matter (other than the election of Directors for which the choice is limited to "for" or "withhold").  Abstentions are counted as present for purposes of determining a quorum. Abstentions will not be counted in determining whether Proposal Two has been approved and will have the effect of voting against Proposal Three.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

BY ORDER OF THE BOARD

/s/ Anoushka Kachelo
Anoushka Kachelo
Secretary

April 12, 2018
Monaco

SCORPIO Bulkers

IMPORTANT ANNUAL MEETING INFORMATION

Admission Ticket

Electronic Voting Instructions

You can vote by internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Central Standard Time, on May 30, 2018.

Vote by Internet

- Go to **www.envisionreports.com/SALT**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
- Follow the instructions provided by the recorded message

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. [X]

Annual Meeting Proxy Card

▼ **IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

A Proposals — THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR BOTH NOMINEES LISTED IN PROPOSAL 1, FOR PROPOSAL 2 AND FOR PROPOSAL 3:

+

1. Election of Directors:

	For	Withhold		For	Withhold
01 - Robert Bugbee	☐	☐	02 - E. Michael Steimler	☐	☐

B Non-Voting Items

Change of Address — Please print your new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark the box to the right if you plan to attend the Annual Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below. / /

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

1 U P X +

02T3IC

2018 Annual Meeting Admission Ticket

2018 Annual Meeting of Shareholders of
Scorpio Bulkers Inc.

May 30, 2018, 11:00 a.m. Local Time
Office of Scorpio Commercial Management S.A.M.,
Le Millenium, 9 Boulevard Charles III, Monaco MC 98000

Upon arrival, please present this admission ticket
and photo identification at the registration desk.

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

SCORPIO Bulkers

Proxy — Scorpio Bulkers Inc.

Notice of 2018 Annual Meeting of Shareholders

Office of Scorpio Commercial Management S.A.M., Le Millenium, 9 Boulevard Charles III, Monaco MC 98000
Proxy Solicited by Board of Directors for Annual Meeting — May 30, 2018

The undersigned shareholder hereby appoints Emanuele A. Lauro and Anoushka Kachelo, and each of them individually, with the power to act without the other and with the full power of substitution, as proxies, and hereby authorizes them to represent the undersigned and to vote, as provided on the other side of this card, all of the shares of Scorpio Bulkers Inc., that the undersigned is entitled to vote at, and, in their discretion, to vote upon such other business as may properly come before the 2018 Annual Meeting of Shareholders to be held at 11:00 am, local time, on May 30, 2018 at the Office of Scorpio Commercial Management S.A.M., Le Millenium, 9 Boulevard Charles III, Monaco MC 98000, or any postponement or adjournment thereof, with all powers which the undersigned would possess if present at the Meeting. THE SHARES REPRESENTED BY THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED HEREIN, OR IF NO SUCH DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

(Items to be voted appear on the reverse side.)